UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Citigroup Inc.

(Name of Issuer)

Class B Warrants

(Title of Class of Securities)

172967234

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172967234

1.	Names of Reporting Persons Brave Asset Management, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization NJ

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,820,862 (See Item 4 below)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,820,862 (See Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,820,862 (See Item 4 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.75%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 172967234

1.	Names of Reporting Persons T. Brett Haire, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,820,862 (See Item 4 below)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,820,862 (See Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,708,400 (See Item 4 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) .81%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 172967234

1.	Names of Reporting Persons David G. Bunting

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 12,820,862 (See Item 4 below)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 12,820,862 (See Item 4 below)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,420,662 (See Item 4 below)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.14%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer: Citigroup Inc. (“Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 399 Park Avenue, New York, NY 10022

Item 2.
	(a)	Name of Person Filing: Brave Asset Management, Inc. (“BAMI”), T. Brett Haire, Jr. (“Haire”) and David G. Bunting (“Bunting”)
	(b)	Address of Principal Business Office or, if none, Residence: BAMI, Haire and Bunting each have a business address at 47 Summit Avenue, Summit, New Jersey 07901.
	(c)	Citizenship: BAMI is a NJ corporation, and both Haire and Bunting are citizens of the United States of America.
	(d)	Title of Class of Securities: Class B Warrants
	(e)	CUSIP Number: 172967234

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a) Amount beneficially owned: 12,820,862 Class B Warrants (the “Warrants”). Each of the Warrants entitles the holder to purchase one-tenth (1/10) of one share of common stock of the Issuer.
(b) Percent of class: 5.75%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 12,820,862
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 12,820,862

BAMI has acquired an aggregate of 12,820,862 Warrants (approximately 5.75% of the total Warrants outstanding) on behalf of its principals, Mssrs. Bunting and Haire, and certain investment advisory clients for whom it exercises discretionary authority.  Of such Warrants, 1,708,400 were purchased for the account of Haire and 2,420,662 were purchased for the account of Bunting.  As controlling persons of BAMI, each of Haire and Bunting may be deemed to be a “beneficial owner” of all 12,820,862 Warrants to which this Schedule 13G relates, but they each disclaim beneficial ownership of the Warrants other than those Warrants purchased for their own respective accounts.  Although the Warrants have no voting rights, voting rights do attach to the common stock issuable on the exercise of Warrants.  The Warrants are immediately exercisable.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
(a)

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BRAVE ASSET MANAGEMENT, INC.

Dated: January 31, 2013	By:	/s/ T. Brett Haire, Jr.
T. Brett Haire, Jr.
President

/s/ T. Brett Haire, Jr.
T. BRETT HAIRE, JR.

/s/ David G. Bunting
DAVID G. BUNTING